Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Jaguar Mining CEO Presenting at Denver Gold Forum

    JAG - TSX/NYSE Arca

    Presentation Outlines Aggressive Drilling Program, New Development
    Schedule and Decision to Eliminate Gold Hedging Program

    CONCORD, NH, Sept. 24 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) announced today that Daniel
Titcomb, Jaguar's President and CEO will present at the Denver Gold Forum today, Monday, September 24 at 2:55 PM (MDT). Jaguar invites you to watch the live webcast of the presentation by clicking on the link below.

    http://events.onlinebroadcasting.com/denvergold/092407/index.php

    You can also view the webcast at www.jaguarmining.com under Calendar of
Events. Note that the archived webcast will be available until October 24,
2007.
    Mr. Titcomb will provide details of several new initiatives underway at the Company's mining operations and expanded exploration program in Brazil.
The highlights include:

    Down Strike Deep Drill Program
    ------------------------------
    Jaguar is initiating a 'go-deep' drill program where several new holes will be drilled to depths of up to 1,000 meters in selected ore zones at
Turmalina, Roa Grande and Pilar. This program aims to prove the extension of mineralization that Jaguar's exploration team now believes exists to depth based on the geological models developed to-date. The Company has acquired a significant amount of geological data from extensive drilling, which continue to indicate that Jaguar's three main projects, where resources have been measured and reported, are open at depth and most of them along strike.
Additional details from this initiative will be provided to investors as information becomes available.

    Accelerate Expansion of Turmalina
    ---------------------------------
    Accelerate the Expansion I of Turmalina to produce over 100,000 oz of gold by 2009. The expansion is expected to be completed by the third quarter of 2008 processing additional ore from the nearby Satinoco ore body, which will be accessed from a new cross cut from the existing ramp system and mine entrance. This initiative will require a modest expansion of the leaching circuits at the existing processing facility as sufficient milling and grinding capacity exists to exceed 1,500 tpd. It will also require additional underground development and some new equipment. Total capital costs for the
Expansion I are estimated at $8 million, most of which will be invested in mine expansion. The feasibility study, which will convert additional resources to reserves, is underway and scheduled for completion in December 2007.

    Expansion Extends Feasibility Period for Caet Offsetting Delay
    in Power Supply
    ---------------------------------------------------------------
    New discoveries of deeper mineralized zones at the Roa Grande property, coupled with a revised timing of availability of sufficient power resources required for the new processing plant, allows more time for the Company to develop the Caet Project feasibility study. Previously, Jaguar expected to complete the feasibility study during the current quarter and commission Caet in the third quarter of 2008. The new schedule anticipates that the feasibility study will be completed during the first quarter of 2008 and commission the facility during the second quarter of 2009. The Company intends to use the additional time to significantly expand mineral resources through deeper drilling and extend the mine life beyond the present scope detailed in the current findings of the feasibility study. Jaguar has elected not to acquire power generation equipment to internally generate electricity, which would allow the Company to maintain the previous schedule. The power contract and mine/plant implementation licenses (LI) have been secured for the 2009 start-up.

    Eliminate Gold Hedge
    --------------------
    The Company has made the decision to terminate the existing hedge program and provide 100% of the upside in gold prices to Jaguar's investors.
    Commenting on these latest developments, Mr. Titcomb stated, "Given the geological setting in which we operate in Brazil, we continue to believe
Jaguar's gold resource base could be expanded, allowing us to sustain an operating target of more than 400,000 oz/yr for ten years. Our exploration team has defined the continuity and geometry of the main projects to a depth of 200-400 meters, confirming resources and that mineralization is open at depth as well as on strike. Our team now has the confidence to drill these structures to a depth of 700-1,000 meters. This program is expected to provide significant upside growth to our resource base faster than previously thought possible."
    Concerning expansion and new development of operations, Mr. Titcomb added, "With the operating success we have achieved at Turmalina, coupled with the additional resources now available to us from the Satinoco ore body, we are deploying the resources, both human and financial, to this operation today to expand gold production at Turmalina faster than previously planned. The economic benefits far out-weigh the alternatives and provide a superior return on investment. As a result of strong local demand for power in Brazil, an unexpected delay in available electricity to power our Caet Project has postponed our development program for this new operation by approximately six months. Investing the capital to produce power internally to maintain our original schedule would be costly and imprudent. We have obtained guarantees from CEMIG, the local power company, that Caet's power needs will be in-place by the first quarter of 2009, the date we now expect to begin the commissioning of that operation. This delay provides us with additional time to further delineate and measure newly identified mineralization located at depth to Caet's Roa Grande ore body. Moreover, it allows us to re-position the Caet Project construction team over to Turmalina to devote their efforts to the expansion, achieving greater capacity from existing infrastructure."
    As it concerns the gold hedge, Mr. Titcomb added, "Our decision to eliminate the hedge position that we placed in order to obtain the project financing for Turmalina required us to examine our available capital against our overall capital commitments. By moving the development of the Caet
Project back by two quarters, due to the shortage of electricity and the opportunity to add initial design capacity, we are now better able to settle the hedge and reward our shareholders with 100% of the upside if gold prices continue to rise."
    Jaguar Mining will be hosting a tour of its operations in Brazil October
16-19 and is open to qualified investors and analysts. If you have an interest in participating in this upcoming tour, please contact Valria DioDato or Bob
Zwerneman.

    About Jaguar Mining

    Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base. Additional information is available on the Company's website at www.jaguarmining.com and on SEDAR at www.sedar.com.

    Forward Looking Statements

    Certain statements in this press release constitute "Forward-Looking
Statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including statements concerning Jaguar's future objectives and future profitability. Forward-Looking Statements can be identified by the use of words, such as "are expected", "anticipates", "are estimated", "is forecast", "approximately" or variations of such words and phrases or state that certain actions, events or results "may", "could",
"would", "might" or "will" be taken, occur or be achieved. Forward-Looking
Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the
Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
    These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the
Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE"
regarding Forward-Looking Statements and "RISK FACTORS" as filed in the
Company's Annual Information Form for the year ended December 31, 2006 filed on SEDAR and available at www.sedar.com, and its filings, including the
Company's Registration Statement on Form 40-F filed with the U.S. Securities and Exchange Commission on June 18, 2007, which are available at www.sec.gov through EDGAR.

    %CIK: 0001333849

    /For further information: Investors and analysts: Bob Zwerneman, Director of Investor Relations, (603) 224-4800, bobz(at)jaguarmining.com; Media Inquiries:
Valria Rezende DioDato, Director of Communication, (603) 224-4800,
valeria(at)jaguarmining.com/
    (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 09:41e 24-SEP-07